SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, AF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 474,930,446*
	9	Sole dispositive power 0
	10	Shared dispositive power 474,930,446*
11	Aggregate amount beneficially owned by each reporting person 474,930,446*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 88.8%
14	Type of reporting person CO

*	This amount includes 432,584,829 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons PARTNERS LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 36,452
	8	Shared voting power 478,371,678*
	9	Sole dispositive power 36,452
	10	Shared dispositive power 478,371,678*
11	Aggregate amount beneficially owned by each reporting person 478,408,130*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 89.4%
14	Type of reporting person CO

*	This amount includes 432,584,829 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons PARTNERS VALUE FUND INC. (F.K.A. BAM INVESTMENTS CORP.)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ONTARIO
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,441,232
	8	Shared voting power 0
	9	Sole dispositive power 3,441,232
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,441,232
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD HOLDINGS CANADA INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 471,991,610*
	9	Sole dispositive power 0
	10	Shared dispositive power 471,991,610*
11	Aggregate amount beneficially owned by each reporting person 471,991,610*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 88.2%
14	Type of reporting person CO

*	This amount includes 430,677,648 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD US HOLDINGS INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 471,991,610*
	9	Sole dispositive power 0
	10	Shared dispositive power 471,991,610*
11	Aggregate amount beneficially owned by each reporting person 471,991,610*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 88.2%
14	Type of reporting person CO

*	This amount includes 430,677,648 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BROOKFIELD US CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 67,414,722*
	9	Sole dispositive power 0
	10	Shared dispositive power 67,414,722*
11	Aggregate amount beneficially owned by each reporting person 67,414,722*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.6%
14	Type of reporting person CO

*	This amount includes 26,100,760 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY GP INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 353,321,950*
	9	Sole dispositive power 0
	10	Shared dispositive power 353,321,950*
11	Aggregate amount beneficially owned by each reporting person 353,321,950*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 66.0%
14	Type of reporting person CO

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 174,702,050*
	9	Sole dispositive power 0
	10	Shared dispositive power 174,702,050*
11	Aggregate amount beneficially owned by each reporting person 174,702,050*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 32.6%
14	Type of reporting person PN

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of reporting persons BPY II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 178,619,900*
	9	Sole dispositive power 0
	10	Shared dispositive power 178,619,900*
11	Aggregate amount beneficially owned by each reporting person 178,619,900*
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 33.4%
14	Type of reporting person PN

*	Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed to reflect the expected acquisition by Brookfield Asset Management Inc. (“BAM”) of redemption-exchange units of Property LP (as defined below) in connection with transactions by Brookfield Property Partners LP (“BPY”) and its affiliates to acquire additional interests of General Growth Properties, Inc. (“GGP”) and Rouse Properties, Inc. (“Rouse”). Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

On November 1, 2013, BPY and its affiliates entered into agreements to acquire additional interests of GGP and Rouse from members of a consortium of investors and BAM (the “Consortium Liquidity Transactions”). An aggregate of 22,430,219 limited partnership units of BPY (“Units”) and 3,920,189 redemption-exchange units of Brookfield Property L.P. (“Property LP”) were issued on November 1, 2013, and an additional 47,335,149 redemption-exchange units will be issued on November 15, 2013. Of these, BAM, through its wholly-owned subsidiary Brookfield US Holdings Inc. (“BUSHI”), will receive an aggregate of 3,920,189 redemption-exchangeable units on November 4, 2013 and will receive an additional 47,335,149 redemption-exchange units on November 15, 2013. The redemption-exchange units can be redeemed for cash or, at the option of BPY, exchangeable for Units.

The purchase of these redemption-exchange units will be funded by (i) $76,110,475 of cash on hand from BAM, (ii) a promissory note in the amount of $329,000,000 owed by Brookfield BPY Retail Holdings I LLC, a subsidiary of BPY and (iii) common shares of Brookfield BPY Retail Holdings I LLC, which, together with the promissory note, have an aggregate value of $919,011,917. The promissory note will be issued to BUSHI in exchange for shares of GGP and Rouse and warrants to purchase shares of GGP, and will be assigned to Property LP as consideration of the purchase of the redemption-exchange units.

4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

BAM is acquiring the redemption-exchange units for the purpose of increasing its investment in BPY and facilitating the acquisition by BPY and Property LP of interests in GGP and Rouse.

See also Item 3.

5.	Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and replaced in its entirety as follows:

(a)-(b)	After consummation of the Consortium Liquidity Transactions, Partners Value Fund Inc. (“Partners Value Fund” and formerly known as BAM Investments Corp.) may be deemed to be the beneficial owner of 3,441,232 Units and such Units represent approximately 4.3% of the issued and outstanding Units. After consummation of the Consortium Liquidity Transactions, BAM may be deemed to be the beneficial owner of 42,345,617 Units and Partners may be deemed to be the beneficial owner of 45,786,849 Units, and such Units constitute approximately 52.9% and 57.2%, respectively, of the issued and outstanding Units. In addition, BAM holds, directly and through BUSHI, BUSC, BPY I LP and BPY II LP, an aggregate of 381,330,097 redemption-exchange units of Property LP. Such redemption-exchange units held directly and indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 82.6% of the Units assuming that all of the redemption-exchange units of Property LP are exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Property LP are exchanged for Units pursuant to the redemption-exchange mechanism, after consummation of the Consortium Liquidity Transactions, BAM may be deemed to be the beneficial owner of 474,930,446 Units and Partners may be deemed to be the beneficial owner of 478,547,005 Units, and such Units would constitute approximately 88.8% and 89.4%, respectively, of the issued and outstanding Units. The redemption-exchange units of Property LP and the redemption-exchange mechanism are more fully described in BPY’s Annual Report on Form 20-F filed with the SEC on April 30, 2013. The Units deemed to be beneficially owned by BAM include 236,591 Units beneficially owned by BAM, 41,313,962 Units beneficially owned by BUSC, 720,064 Units beneficially owned by BPY LTIP (2013) Corp., a wholly-owned subsidiary of BAM, 75,000 Units beneficially owned by Brookfield Global Management Limited, a wholly-owned subsidiary of BAM, 1,906,781 redemption-exchange units beneficially owned by BAM, and 379,422,916 redemption-exchange units beneficially owned by BUSHI, BUSC, BPY I LP and BPY II LP. Partners Value Fund may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include 36,452 Units beneficially owned by Partners and the Units deemed to be beneficially owned by BAM and Partners Value Fund. Partners may be deemed to have shared power with BAM and Partners Value Fund to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 36,452 Units with respect to which Partners has sole voting and investment power.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

BUSHI entered into a subscription agreement dated November 1, 2013 with Property LP for the purchase of 3,920,189 redemption-exchange units in exchange for cash in the amount of $76,110,475. BUSHI also entered into a subscription agreement dated November 1, 2013 with Property LP for the purchase of 47,335,149 redemption-exchange units in exchange for a promissory note in the amount of $329,000,000 and common shares of Brookfield BPY Retail Holdings I LLC, which, together with the promissory note, have an aggregate value of $919,011,917.

7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit 3	Subscription Agreement, dated November 1, 2013, between Brookfield US Holdings Inc. and Brookfield Property L.P.

Exhibit 4	Subscription Agreement, dated November 1, 2013, between Brookfield US Holdings Inc. and Brookfield Property L.P.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Managing Partner

By:	/s/ Joseph Freedman
	Name:	Joseph Freedman
	Title:	Senior Managing Partner

Dated: November 5, 2013

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
	Name:	Derek E. Gorgi
	Title:	Assistant Secretary

By:	/s/ Marc Vanneste
	Name:	Marc Vanneste
	Title:	Assistant Secretary

Dated: November 5, 2013

PARTNERS VALUE FUND INC.

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	Director

By:	/s/ Allen G. Taylor
	Name:	Allen G. Taylor
	Title:	Vice President, Finance

Dated: November 5, 2013

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice-President

By:	/s/ Allen Yi
	Name:	Allen Yi
	Title:	Vice-President & Secretary

Dated: November 5, 2013

BROOKFIELD US HOLDINGS INC.

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice President

Dated: November 5, 2013

BROOKFIELD US CORPORATION

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Secretary

Dated: November 5, 2013

BPY GP INC.

By:	/s/ Derek Gorgi
	Name:	Derek Gorgi
	Title:	President

By:	/s/ Aleks Novakovic
	Name:	Aleks Novakovic
	Title:	Vice-President

Dated: November 5, 2013	BPY I L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
		Name:	Derek Gorgi
		Title:	President

	By:	/s/ Aleks Novakovic
		Name:	Aleks Novakovic
		Title:	Vice-President

Dated: November 5, 2013	BPY II L.P., by its general partner, BPY GP INC.

	By:	/s/ Derek Gorgi
		Name:	Derek Gorgi
		Title:	President

	By:	/s/ Aleks Novakovic
		Name:	Aleks Novakovic
		Title:	Vice-President